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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Equity Sales Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Pine Street, 11th floor
(No. and Street)

New York (City) New York (State) 10270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter R. Josiah (212) 770-5371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter R. Josiah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Equity Sales Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE H. CONS[illegible]
Notary Public - State of New York
NO. 01CO[illegible]
Qualified in New York County
My Commission Expires 3/23/2011

Signature

PRESIDENT
Title

Notary Public 2/12/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Equity Sales Corp. and Subsidiary

(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)

Consolidated Statement of Financial Condition

December 31, 2007

AIG Equity Sales Corp. and Subsidiary
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG Equity Sales Corp. and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of AIG Equity Sales Corp. and Subsidiary (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

AIG Equity Sales Corp. and Subsidiary
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	27,660,267
Cash segregated under foreign regulations		91,181
Distribution fees receivable		695,243
Deferred tax asset		667,855
Due from affiliates		3,423,694
Other assets		487,365
Total assets	$	33,025,605
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,356,922
Due to affiliates		301,192
Deferred tax liability		615,130
Income tax payable		2,221,081
Total liabilities		4,494,325
Stockholder's equity		28,531,280
Total liabilities and stockholder's equity	$	33,025,605

The accompanying notes are an integral part of this consolidated financial statement.

1. Business and Organization

AIG Equity Sales Corp. (the "Company") is a wholly owned subsidiary of AIG Global Asset Management Holdings Corp. ("AIGGAMHC"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities. The Company is a sub-distributor and servicing agent for Class B shares of the AIG Money Market Fund, a separate series of the Advisor's Inner Circle Fund, a registered investment company. The Company is also engaged in the distribution of certain other financial products which are sponsored, created, or issued by AIG and its subsidiaries.

AIG Japan Securities Inc. ("AIG JS") is a wholly-owned subsidiary of the Company. AIG JS is registered as a broker-dealer in Japan, for the purposes of selling in Japan, non-U.S. institutional mutual funds and other financial products, primarily sponsored by foreign AIG affiliates.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

AIG JS reports on a fiscal year ending November 30 consistent with certain other AIG foreign subsidiaries. Accordingly, the accompanying consolidated financial statement includes the accounts of the Company as of December 31, 2007 and AIG JS as of November 30, 2007. All material inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company defines cash equivalents, as highly liquid overnight deposits held in the ordinary course of business, with original maturities of three months or less. Cash and cash equivalents include cash and overnight money market instruments with initial maturities of less than 90 days. Cash equivalents as of December 31, 2007 were $2,384,058. In addition, AIG JS maintains cash principally at a Japanese based bank of $25,276,209.

Translation of Foreign Currencies

Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*. Under SFAS No. 52, functional currency assets and liabilities are translated into U.S. dollar generally using the current rate of exchange prevailing at the statement of financial condition date of the subsidiary and the related translation adjustments are recorded as a separate component of comprehensive income, net of any related taxes. The functional currency is generally the currency of the local operation environment.

3 Distribution and Other Fees

Distribution and other fees are primarily related to the activities described below and are recognized on an accrual basis.

The AIG Money Market Fund has adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, with respect to its Class B shares. Pursuant to this plan, the Class B shares pay a distribution fee to SEI Services Company ("SEI"), the AIG Money Market Fund's distributor, at an annual rate of .35% of the average daily net assets of such shares as compensation for SEI's services. A fee of .20% is then paid by SEI to the Company as compensation for its services pursuant to a sub-distribution and servicing agreement dated November 10, 1997 between the Company and SEI. This agreement was terminated as of November 30, 2007.

AIG JS acts as a distribution entity in Japan. It distributes mutual funds and trust investments, some of which are sponsored by affiliated entities. In addition, AIG JS distributes hedge funds and private equity partnership interests sponsored by AIG Global Investment Corporation ("AIGGIC"). Distribution fees receivable from an affiliate are approximately $2,353,750 and are included in Due from affiliates on the statement of financial condition.

Interest

Interest is earned primarily on the cash balances maintained by AIG JS and the Company and is recognized on an accrual basis.

4. Income Taxes

The Company and its wholly owned subsidiary AIG JS are members of an affiliated group which is included in the filing of the consolidated federal income tax return with AIG, Inc. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The Company files its New York State and New York City income tax returns on a separate company basis.

Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. The Company establishes a valuation allowance for deferred tax assets when management believes that it is more likely than not that the Company will not generate sufficient taxable income to realize the potential benefit of future deductions from taxable income.

The Company's deferred tax asset of $667,855 is attributable to foreign tax credits arising from excess taxes paid by AIG JS. No valuation allowance has been recorded as management believes that it is more likely than not that AIG, Inc. will generate sufficient taxable income to utilize the benefit. The deferred tax liability of $615,130 is primarily attributed to unrealized foreign currency translation gains associated with AIG JS operations.

Income taxes payable of $2,221,081 on the consolidated statement of financial condition are foreign taxes related to AIG JS. In addition, the Company has recorded $201,657 within Due to affiliates associated with state and local income taxes paid on the Company's behalf. The Company also has a Due from affiliate of $636,282 associated with an overpayment of federal taxes in a prior year.

Fin 48 Disclosure

Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109: On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"* ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and additional disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. On the date of adoption, the Company did not record any adjustment for uncertain tax liabilities.

At December 31, 2007, the Company had no positions for uncertain tax liabilities.

The company continually evaluates proposed adjustments by taxing authorities. The tax years 1997 through 2006 remain subject to examination by tax authorities in the jurisdictions to which the Company is subject (principally in the United States and Japan).

5. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company's net capital was $1,912,096 which was $1,862,096 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .21 to 1.

AIG JS is subject to the capital requirement of Japan's Financial Supervisory Agency ("FSA"), which requires all broker-dealers in Japan to calculate and maintain their capital adequacy ratio over 140 percent on a daily basis, and report to FSA on a monthly basis. As of November 30, 2007, AIG JS was in compliance with the required capital adequacy ratio. In the opinion of Company's management, the operations of AIG JS are not subject to regulatory supervision in the United States of America.

The Company is an introducing (or fully disclosed) broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

6. Cash Segregated Under Foreign Regulations

AIG JS has segregated assets in cash or other qualified securities owned totaling $91,181 (¥10,026,503) at November 30, 2007 as required under the securities regulations in Japan.

7. Related Parties

In the normal course of conducting business, the Company is party to various transactions with AIGGAMHC and its affiliates, and as a result, the financial position of the Company may differ from those that had been achieved had the Company operated autonomously or as an entity independent of it affiliates.

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition. Management estimates that the fair value of financial instruments recognized on the consolidated statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short term in nature.

END